UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Heritage Global Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42727E103

(CUSIP Number)

Allan Silber

c/o Street Capital Group, Inc.

1 Toronto St., Suite 700

Toronto, Ontario, Canada M5C 2V6

(416) 866-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42727E103	Page 2 of 6

(1)	Names of reporting persons Allan Silber
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF; SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of	(7)	Sole voting power 4,663,645 shares of Common Stock
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 4,663,645 shares of Common Stock
with:	(10)	Shared dispositive power 0
(11)

Aggregate amount beneficially owned by each reporting person

4,663,645 share of Common Stock, composed of 4,101,686 shares directly owned by Anglian Holdings, LLC a Limited Liability Company solely owned by Mr. Silber, options to purchase 250,000 shares of Common Stock, and 311,959 shares owned directly by Mr. Silber.

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.5%
(14)	Type of reporting person (see instructions) IN

(1)	Names of reporting persons Anglian Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 4,101,686 shares of Common Stock
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 4,101,686 shares of Common Stock
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,101,686 shares of Common Stock.
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ Excludes shares owned by Allan C. Silber individually.
(13)	Percent of class represented by amount in Row (11) 13.7%
(14)	Type of reporting person (see instructions) OO

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value per share (“Common Stock”), issued by Heritage Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 12625 High Bluff Drive, Suite 305, San Diego, CA 92130.  This Amendment No. 1 amends and restates, in part, the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 9, 2015.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Mr. Allan Silber, an individual;

Anglian Holdings, LLC, a Limited Liability Company formed under the laws of the State of Delaware.  Mr. Silber is the sole member and manager.

(b)

The business address for Mr. Allan Silber is 1 Toronto St., Suite 700, Toronto, Ontario, Canada M5C 2V6.  The business address for Anglian Holdings, LLC is 1 Toronto St., Suite 700, Toronto, Ontario, Canada M5C 2V6.

(c)

The principal occupation of Mr. Allan Silber is Chairman of Street Capital Group, Inc., a Canadian financial services company.  Its address is 1 Toronto St., Suite 700, Toronto, Ontario, Canada M5C 2V6.  Mr. Silber is also Chairman of the Issuer.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Silber is a citizen of Canada.

Item 3.  Sources and Amount of Funds or Other Consideration

All of the shares of Common Stock owned by Mr. Allan Silber were purchased with personal funds, were granted as stock options to Mr. Silber, or were received as a dividend-in-kind of the Issuer shares by Street Capital Group, Inc.  All of the shares of Common Stock owned by Anglian Holdings, LLC were purchased with personal funds.

Item 4.  Purpose of Transaction

Each Reporting Person currently intends to hold all of the shares of Common Stock described herein for investment purposes.  Mr. Silber may make additional purchases for investment purposes from time to time, through Anglian Holdings, LLC or directly.  In addition, Mr. Silber is Chairman of the Issuer and will continue to participate in incentive programs available to directors.  As Chairman, Mr. Silber has a continuing role in the governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.  Anglian Holdings, LLC may support Mr. Silber in such proposals or make proposals of its own.

Except as set forth above, neither Anglian Holdings, LLC nor Mr. Silber has any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

Mr. Silber beneficially owns 15.5% of the Company’s Common Stock, or 4,663,645 shares of Common Stock, composed of 4,101,686 shares directly owned by Anglian Holdings, LLC a Limited Liability Company solely owned by Mr. Silber, options to purchase 250,000 shares of Common Stock, and 311,959 shares owned directly by Mr. Silber.  Anglian Holdings, LLC beneficially owns 13.7% of the Company’s Common Stock, consisting of 4,101,686 shares of Common Stock held directly.

(b)	Mr. Allan Silber beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 4,663,645 shares of Common Stock

Shared Voting Power:  0 shares of Common Stock

Sole Dispositive Power:  4,663,645 shares of Common Stock

Share Dispositive Power:  0 shares of Common Stock

Anglian Holdings, LLC beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 4,101,686 shares of Common Stock

Shared Voting Power:  0 shares of Common Stock

Sole Dispositive Power: 4,101,686 shares of Common Stock

Share Dispositive Power:  0 shares of Common Stock

(c)	The following transactions in the Company’s securities by the Reporting Persons have occurred in the past sixty days:

On December 9, 2016, Mr. Silber was granted an option to purchase 25,000 shares of the Company’s Common Stock at an exercise price of $0.45 per share, which vest over four years.

On December 30, 2016, Anglian Holdings, LLC purchased 2,928,462 shares of Common Stock in a private transaction at a price of $0.49 per share.

On December 30, 2016, Anglian Holdings, LLC acquired 731,224 shares of Common Stock which were previously acquired by Mr. Silber, who previously held those shares directly.

No transactions other than those mentioned herein have been effected by Mr. Silber or Anglian Holdings, LLC in the past sixty days.

(d)

Other than Mr. Silber and Anglian Holdings, LLC, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Silber or Anglian Holdings and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.  Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2017

By:	/s/ Allan C. Silber
Allan C. Silber

Anglian Holdings, LLC
By:	/s/ Allan C. Silber
Name:	Allan C. Silber
Title:	Manager